EXHIBIT 99.1

Equinox Gold Sells Pilar Gold Mine

All dollar amounts are expressed in US$

VANCOUVER, BC, April 19, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that the Company has sold its Pilar Gold Mine in Brazil to Pilar Gold Inc. for aggregate consideration of:

  $38 million in cash, payable as follows:
    $10.5 million on closing, which has been received;
    $10 million payable on or before May 31, 2021; and
    $17.5 million payable on or before July 31, 2021.
  A 9.9% equity interest in Pilar Gold Inc.; and a
  1% net smelter returns royalty on production from the Pilar Gold Mine.

Christian Milau, CEO of Equinox Gold, commented: "Equinox Gold has grown considerably over the last two years and the sale of the Pilar Gold Mine is a step toward optimizing our portfolio to focus on our larger production and development assets. With existing production and growth potential, the Pilar Gold Mine is an excellent foundation mine for an emerging gold company. We look forward to participating in the success of Pilar Gold Inc. as a supportive shareholder as they launch a new Brazil-focused gold producer."

Jeremy Gray, CEO of Pilar Gold Inc., commented: "We are privileged to acquire an asset of the calibre of the Pilar Gold Mine, which will be our foundation asset for the company. The operation has an outstanding production history, high quality infrastructure and a substantial gold resource that we believe will support a long mine life. We look forward to working with the Pilar Gold Mine's existing team and investing in the operation to increase production and gold reserves."

The Pilar Gold Mine accounts for approximately 35,000 ounces or 5% of Equinox Gold's previously reported 2021 production guidance of 600,000 to 665,000 ounces of gold. Guidance will be updated in May, including to reflect the sale of the Pilar Gold Mine and the addition of the producing Mercedes mine in Mexico to Equinox Gold's portfolio with the recent completion of the Company's acquisition of Premier Gold Mines.

Pilar Gold Inc. is a private Canadian company with plans to seek a public listing later this year.1

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[1] Listing of Pilar Gold Inc. is subject to the approval of the applicable stock exchange. There is no guarantee that Pilar Gold Inc. will receive approval for such listing.

About Equinox Gold

Equinox Gold is a Canadian mining company operating entirely in the Americas, with seven operating gold mines and a clear path to achieving more than one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes and Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: the anticipated receipt of future cash payments to complete the Pilar Gold Mine sale and from the net smelter returns royalty; the Company's equity ownership in Pilar Gold Inc.; the strategic vision for the Company and expectations regarding exploration potential, production capabilities, future financial or operating performance, including expectations for the Company's investment in Pilar Gold Inc.; the strategic vision for Pilar Gold Inc. and its ability to achieve its growth objectives; the ability of Pilar Gold Inc. to successfully list the company on a stock exchange; and the Company's ability to successfully advance its growth and development projects. Forward-looking statements or information generally identified by the use of the words "clear path", "underway" and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: prices for gold remaining as estimated; currency exchange rates remaining as estimated; the successful transition in the operation of the Pilar mine; the Company's ability to achieve its production, cost and development expectations for its operations and projects; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; the Company's ability to comply with environmental, health and safety laws; the strategic vision and expectations for Pilar Gold Inc.; and the ability of Pilar Gold Inc. to achieve its production, cost and development expectations for the Pilar mine. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company's MD&A dated March 19, 2021 and its Annual Information Form dated March 24, 2021, both for the year ended December 31, 2020,  which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2021/19/c5653.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:00e 19-APR-21